

January 21, 2022

Donald Allan, Jr.
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

> **Re: Stanley Black & Decker, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2021**
> **Response dated December 21, 2021**
> **File No. 001-05224**

Dear Mr. Allan, Jr.:

We have reviewed your December 21, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

Form 10-K for the Fiscal Year Ended January 2, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note J - Capital Stock, page 93

1. We have considered the materiality analysis provided in your December 21, 2021 response letter regarding the errors you identified related to the unit of account and using the treasury stock method for earnings per share for the equity units. Based on the information and analysis provided, we object to your conclusion that there is not a material misstatement in the historical financial statements. Accordingly, please restate your historical financial statements, including the Form 10-K for the fiscal year ended January 2, 2021. Please ensure the restated filings include transparent disclosure describing each of the errors, and clear disclosure about the control deficiencies that led to

Donald Allan, Jr.
Stanley Black & Decker, Inc.
January 21, 2022
Page 2

the material weakness in each of the amended filings.

You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing